UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )

Bancorp Rhode Island, Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock $0.01 par value per share
______________________________________________________________________________
(Title of Class of Securities)

059690 10 7
______________________________________________________________________________
(CUSIP Number)

Margaret D. Farrell, Esquire
Hinckley, Allen & Snyder LLP
50 Kennedy Plaza, Suite 1500
Providence, Rhode Island 02903
(401) 274-2000
______________________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2011
______________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

i.

(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Trust U/A 8/30/38 For the Benefit of Malcolm G. Chace III
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(2)           Check the Appropriate Box if a Member of a Group*                                    (a)           [   ]
(b)           [X]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
PF
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		355,354
Shares	(8)	Shared Voting Power
Beneficially		0
Owned by	(9)	Sole Dispositive Power
Each		355,354
Reporting	(10)	Shared Dispositive Power
Person With		0

        ----------------------------------------------------------------------------------------------------------
(11)         Aggregate Amount Beneficially Owned by Each Reporting Person
355,354
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(12)         Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]

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(13)           Percent of Class Represented by Amount in Row (11)        7.6%

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(14)           Type of Reporting Person                                                                           OO

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ii.
(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Elizabeth Z. Chace
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(2)           Check the Appropriate Box if a Member of a Group*                                     (a)           [   ]
(b)           [X]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
OO, PF
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		4,500
Shares	(8)	Shared Voting Power
Beneficially		365,354
Owned by	(9)	Sole Dispositive Power
Each		4,500
Reporting	(10)	Shared Dispositive Power
Person With		365,354

     -------------------------------------------------------------------------------------------------------
(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
369,854
-----------------------------------------------------------------------------------------------------------
(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]

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(13)           Percent of Class Represented by Amount in Row (11)                        7.9%

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(14)           Type of Reporting Person                                                                           IN

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iii.
(1)           Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

Christian Nolen
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(2)           Check the Appropriate Box if a Member of a Group*                                     (a)           [   ]
(b)           [X]
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(3)           SEC Use Only
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(4)           Source of Funds (See Instructions)
OO
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(5)           Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)                                                                           [    ]
Not Applicable
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(6)           Citizenship or Place of Organization
United States of America
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	(7)	Sole Voting Power
Number of		0
Shares	(8)	Shared Voting Power
Beneficially		405,354
Owned by	(9)	Sole Dispositive Power
Each		0
Reporting	(10)	Shared Dispositive Power
Person With		405,354

         ---------------------------------------------------------------------------------------------------------
(11)           Aggregate Amount Beneficially Owned by Each Reporting Person
405,354
-----------------------------------------------------------------------------------------------------------
(12)           Check Box if Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)                                                                           [   ]

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(13)           Percent of Class Represented by Amount in Row (11)                          8.7%

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(14)           Type of Reporting Person                                                                           IN

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Item 1.	Security and Issuer

Common Stock $0.01 par value per share (“Common Stock”), Bancorp Rhode Island, Inc., One Turks Head Place, Providence, Rhode Island 02903.

Item 2.	Identity and Background

	(a)	This statement is being filed by:
(i) Trust U/A 8/30/38 For the Benefit of Malcolm G. Chace III
(ii) Elizabeth Z. Chace
(iii) Christian Nolen
	(b)	The business address for each of the Reporting Persons is: c/o Point Gammon Corporation, One Providence Washington Plaza, 4th Floor, Providence, Rhode Island 02903;
	(c)	(i) Not applicable. (ii) Ms. Chace is not employed at the present time. (iii) Mr. Nolen works independently in culinary education.
	(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.
(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and none of the Reporting Persons is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

	(f)	The Trust is organized in, and Ms. Chace and Mr. Nolen are citizens of, the United States.

Item 3.		Source and Amount of Funds or Other Consideration

(i) The shares of described herein as held by the Trust U/A 8/30/38 For the Benefit of Malcolm G. Chace III (the “Trust”) were acquired with Trust funds over several years.  Malcolm G. Chace, the beneficiary of the Trust and Chairman of the Board of Directors of Bancorp Rhode Island, Inc. (the “Issuer”), died on June 23, 2011.  Prior to that date, Malcolm G. Chace filed reports on Schedule 13G and Schedule 13D in connection with the Trust’s beneficial ownership of the Issuer’s common stock.
(ii) Elizabeth Z. Chace (the widow of Malcolm G. Chace) is deemed to have acquired beneficial ownership of the 355,354 shares held by the Trust as a result of her appointment as a co-trustee of the Trust.  Elizabeth Z. Chace is also a director and vice president of The Chace Fund, Inc. (the “Fund”), a non-profit corporation, and is deemed to have beneficial ownership of 10,000 shares held by the Fund, which shares were acquired by the Fund with its own funds.  Accordingly, no funds were expended by Elizabeth Z. Chace in connection with acquiring beneficial ownership of the Issuer’s common stock held by the Trust or the Fund.  Ms. Chace also directly owns 4,500 shares of the Issuer’s common stock which she acquired with personal funds. All shares reported herein as beneficially owned by Elizabeth Z. Chace were previously reported as beneficially owned by Malcolm G. Chace on reports filed by him prior to his death on June 23, 2011.
(iii) Christian Nolen is deemed to have acquired beneficial ownership of the 355,354 shares held by the Trust as a result of his appointment as a co-trustee of the Trust.  Mr. Nolen is also a co-trustee of another trust which holds 50,000 shares and is deemed to have beneficial ownership of such shares, which were acquired by such trust from its own funds.  Accordingly, no funds were expended by Mr. Nolen in connection with acquiring beneficial ownership of the Issuer’s common stock held by either trust. All shares reported herein as beneficially owned by Christian Nolen were previously reported as beneficially owned by Malcolm G. Chace on reports filed by him prior to his death on June 23, 2011.

Item 4.	Purpose of Transaction

(a)-(b) The Trust, of which Elizabeth Z. Chace and Christian Nolen are co-trustees, beneficially owns more than 5% of the outstanding securities of the Issuer.  Other than as may be described herein, the Reporting Persons have no plans, in their capacity as an individual investor, which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

As reported in the Schedule 13D filed by Malcolm G. Chace on April 29, 2011, on April 19, 2011, the Issuer and Brookline Bancorp, Inc. (“Brookline”) entered into the Merger Agreement.  Subject to the terms and conditions of the Merger Agreement, the Issuer will merge with and into Brookline (the “Merger”), with Brookline continuing as the surviving corporation (the “Surviving Company”).  As a result of the Merger, each share of Issuer’s common stock (“Common Stock”)  issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive, at the election of the holder, either (1) $48.25 in cash (the “Cash Consideration”), without interest, or (2) 4.686 shares of Brookline common stock (the “Stock Consideration”), subject to allocation and proration procedures which provide that, in the aggregate, 2,347,000 shares of Common Stock will be converted into the Stock Consideration and the remaining shares of outstanding Common Stock will be converted into the Cash Consideration.  The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, including the approval of the Merger by the Issuer’s shareholders and the receipt of applicable federal and state bank regulatory approvals.

The Reporting Persons entered into a Voting Agreement with Brookline in connection with the Merger Agreement.  Pursuant to the Voting Agreement, the Reporting Persons agreed to vote, and have granted to Brookline an irrevocable proxy and power of attorney to vote, his shares of Common Stock owned as of April 19, 2011 or acquired thereafter: (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty, or any other obligation or agreement of the Issuer contained in the Merger Agreement or of the Reporting Person contained in the Voting Agreement, or that would preclude fulfillment of a condition under the Merger Agreement to the Issuer’s and Brookline’s respective obligations to consummate the Merger; and (iii) against any Acquisition Proposal, or any agreement or transaction that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

The term “Acquisition Proposal” is defined under the Merger Agreement as any inquiry, offer or proposal (other than an inquiry, offer or proposal from Brookline), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Issuer or any of its subsidiaries representing, in the aggregate, 15% or more of the assets of the Issuer and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of the Issuer or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
The Voting Agreement also provides that, except under certain limited circumstances, the Reporting Persons will not sell, assign, transfer or otherwise dispose of or encumber any of the Reporting Persons’ shares of Common Stock owned as of April 19, 2011 or acquired thereafter.  The Voting Agreement is binding upon the Reporting Person’s successors, assigns, heirs, executors, administrators and other legal representatives and will terminate upon the earlier of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms.

The purpose of the transactions contemplated by the Voting Agreement is to support the consummation of the transactions contemplated under the Merger Agreement.

(c) Not applicable.

(d) The Merger Agreement provides for Merrill W. Sherman, President and Chief Executive Officer of the Issuer, and another current director of the Issuer to be elected to the Board of Directors of the Surviving Company upon completion of the Merger and for Paul A. Perrault, Chief Executive Officer of Brookline, to replace Ms. Sherman on the Board of Directors of Bank Rhode Island, the Issuer’s bank subsidiary (“BankRI”). Also at the closing of the Merger, Ms. Sherman will retire from the Issuer and BankRI and Mark Meiklejohn, currently BankRI's Executive Vice President and Chief Lending Officer, will become President and Chief Executive Officer of BankRI.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(g) Not applicable.

(h) - (i) If the Merger is consummated as planned, the Issuer’s common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and delisted from the NASDAQ Global Select Market.

(j) Other than as described above, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by the terms of such documents, which are listed as Exhibit 3 and Exhibit 4 hereto, respectively, have been previously filed with the Securities and Exchange Commission (as noted in Item 7) and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
	(a)	As of the date of the execution of this statement:

 (i) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by the Trust is 355,354, representing 7.6% of the 4,684,705 shares of the Issuer’s common stock outstanding on July 8, 2011.

(ii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Elizabeth Z. Chace is 369,854, representing 7.9% of the 4,684,705 shares of the Issuer’s common stock outstanding on July 8, 2011.

(iii) The aggregate number of securities identified pursuant to Item 1 which are deemed beneficially owned by Christian Nolen is 405,354, representing 8.7% of the 4,684,705 shares of the Issuer’s common stock outstanding on July 8, 2011.

	(b)	As of the date of the execution of this statement:

(i) The number of shares as to which the Trust has sole power to vote or to direct the vote is 355,354; the number of shares as to which the Trust has shared power to vote or to direct the vote is 0; the number of shares as to which the Trust has sole power to dispose or to direct the disposition is 355,354; the number of shares as to which the Trust has shared power to dispose or to direct the disposition is 0.

(ii) The number of shares as to which Elizabeth Z. Chace has sole power to vote or to direct the vote is 4,500; the number of shares as to which Elizabeth Z. Chace has shared power to vote or to direct the vote is 355,354; the number of shares as to which Elizabeth Z. Chace has sole power to dispose or to direct the disposition is 4,500; the number of shares as to which Elizabeth Z. Chace has shared power to dispose or to direct the disposition is 355,354.

(ii) The number of shares as to which Christian Nolen has sole power to vote or to direct the vote is 0; the number of shares as to which Christian Nolen has shared power to vote or to direct the vote is 405,354; the number of shares as to which Christian Nolen has sole power to dispose or to direct the disposition is 0; the number of shares as to which Christian Nolen has shared power to dispose or to direct the disposition is 405,354.

	(c)	None of the Reporting Persons have engaged in any transactions in common stock of the Issuer during the past 60 days.
	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities;
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Elizabeth Z. Chace is the widow of Malcolm G. Chace, who was a founder of the Issuer and the Chairman of its board of directors until his death.

Ms. Chace and Mr. Nolen are both trustees of the Trust, but neither has entered into any agreement with each other or with any other person regarding the shares of common stock beneficially owned by each of them or by the Trust, except as reported herein (including, without limitation, the Voting Agreement described in response to Item 4 above).

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement
Exhibit 2:	Power of Attorney
Exhibit 3:
Agreement and Plan of Merger, dated as of April 19, 2011, by and between Bancorp Rhode Island, Inc. and Brookline Bancorp, Inc. (Incorporated by reference to Exhibit No. 2.1 to the Issuer’s Current Report on Form 8-K filed on April 22, 2011).

Exhibit 4:
Form of Voting Agreement by and between Brookline Bancorp, Inc. and the Trust U/A 8/30/38 For the Benefit of Malcolm G. Chace III, dated as of April 19, 2011 (Incorporated by reference to Exhibit No. 2 to the Schedule 13D filed by Malcolm G. Chace on April 29, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRUST U/A 8/30/38 FOR THE BENEFIT OF MALCOLM G. CHACE III

Dated: July 11, 2011	By:	/s/ Elizabeth Z. Chace
Elizabeth Z. Chace, Trustee

By:	/s/ Christian Nolen
Christian Nolen, Trustee

/s/ Elizabeth Z. Chace
Elizabeth Z. Chace

By:	/s/ Christian Nolen
Christian Nolen